

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2022

Victor Hoo
Chief Executive Officer
VCI Global Limited
B03-C-8 Menara 3A
KL Eco City, No. 3 Jalan Bangsar
59200 Kuala Lumpur

>   **Re: VCI Global Limited**
>   **Amendment No. 1 to Draft Registration Statement on Form F-1**
>   **Submitted August 16, 2022**
>   **CIK No. 0001930510**

Dear Mr. Hoo:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Risk Factors, page 20

1.   We note your amended disclosure in response to comment 10 and your response regarding your intention not to expand into jurisdictions other than Malaysia. Please revise your disclosure to confirm in which jurisdictions you intend to operate and tailor your disclosure to those jurisdictions. For example, we note your disclosure regarding the U.S. consulting market. Please tell us why you believe the information regarding non-Malaysian markets is material to investors in your offering. We also note your disclosure that you engage with clients from China, Singapore and the United States. Please reconcile the disclosure to clarify where you operate.

General

2.   We note your response to comment 22 and have the following additional questions:

     (a) Please supplementally provide us with a full detailed calculation/analysis of the value (as defined in Section 2(a)(41) of the Investment Company Act of 1940) of your "investment securities" (as per Section 3(a)(1)(C) of the 1940 Act) as a percentage of the value of your total assets (exclusive of Government securities, as defined in the 1940 Act, and cash items) on an unconsolidated basis. In your analysis, please specifically identify which assets are included as investment securities and which are not, and also please itemize what is included as a cash item and the value for each cash item individually. In your calculation, please indicate whether, and if so which, subsidiaries fall under subsection 3(a)(2)(C) of the 1940 Act.

     (b) If you are relying on exclusion or exception from investment company status under the 1940 Act, please provide a detailed legal analysis of the basis for your reliance on any such exclusion or exception.

     (c) We note your response to comment 22 says you have a 14.55% equity interest in Treasure Global Inc. Please supplementally describe the nature of this investment in greater detail. Please also indicate whether you derives any revenue from your investment in Treasure Global Inc.

     (d) Page 4 of your draft registration statement refers to "sourcing for investment opportunities" in a section called "Investments." Please describe how the activities referenced under "Investments" relate to the *Tonopah* factors identified in the comment 22 response.

3.   Your draft registration statement states that you have a "key advisory practice[] in . . . investment." Please provide us with your legal analysis as to whether you are an "investment adviser" as defined by section 202(a)(11) of the Investment Advisers Act of 1940.

     You may contact Blaise Rhodes at 202-551-3774 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Dietrich King at 202-551-8071 with any other questions.

                Sincerely,

                Division of Corporation Finance
                Office of Trade & Services

cc: Jeffrey P. Wofford, Esq.